SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED
           PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
           FILED PURSUANT TO RULE 13d-2(a)

                             NUR MACROPRINTERS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                ORDINARY SHARES,
                              NIS 1.0 NOMINAL VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M75165106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

           Dan Purjes, 200 Park Avenue, 25th Fl., New York, NY, 10166
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 4, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box / /.

        Note. Schedule filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. M75165106                   13D                            Page 1 of 8



--------------------------------------------------------------------------------

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Dan Purjes

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                          (a) / /
                                          (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                          /  /

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER
  NUMBER OF
   SHARES                                        4,034,099
 BENEFICIALLY                           ----------------------------------------
  OWNED BY                              8     SHARED VOTING POWER
    EACH
  REPORTING                                      547,924
   PERSON                               ----------------------------------------
    WITH                                9     SOLE DISPOSITIVE POWER

                                                 4,034,099
                                        ----------------------------------------
                                        10    SHARED DISPOSITIVE POWER

                                                547,924


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CUSIP NO. M75165106                   13D                            Page 2 of 8

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,582,023

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.


Item 1. Security and Issuer.

The securities are Ordinary Shares of NUR MACROPRINTERS LTD. ("NUR"). NUR's principal executive offices are located at 5 David Navon Street, Moshav Magashimim, 56910 Israel.

Item 2.    Identity and Background.

(a)   The name of the person filing this Schedule is Dan Purjes.

(b) The business address of Dan Purjes, c/o Josephthal Group, Inc., 200 Park Avenue, 25th Fl., New York, NY, 10166.

(c) Mr. Purjes is the Chairman of the Board, Chief Executive Officer and indirect controlling shareholder of Josephthal Group, Inc. and indirect controlling shareholder of
      Josephthal  &  Co.  Inc.  ("Josephthal"),   a  subsidiary  of
      Josephthal Group, Inc. and a broker-dealer duly licensed under Section 15 of the Securities Exchange Act of 1934, as amended.

(d) No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors).

(e)   No judgment,   decrees,   or  final  orders  with  regard  to
      violations of securities laws in the last five years.

(f)   United States citizen.


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CUSIP NO. M75165106                   13D                            Page 3 of 8


Item 3. Source and Amount of Funds or Other Consideration.

        The table below details the Ordinary Shares of NUR beneficially owned by Dan Purjes:

# of Shares    Amount of Funds           Nature of Ownership
-----------    ---------------           -------------------
17,000         $40,162.50                Direct / Dan Purjes
100,000        $233,250.00               Direct / Dan Purjes
5,000          $11,875.00                Indirect / UGMA Liannam Purjes1
100,000        $156,250.00               Direct / Dan Purjes
1,000          $2,750.00                 Direct / Dan Purjes
5,000          $11,078.75                Direct / Dan Purjes2
25,000         $25,000.00                Direct / Dan Purjes Joint
                                         Tenant with Mary Vitullo
190,000        $190,000.00               Direct / Dan Purjes3
223,780        $201,402.00               Direct / Dan Purjes3
2,500,000      $2,660,000.00             Direct / Dan Purjes3,4
12,500         $12,500.00                Direct / Dan Purjes Joint
                                         Tenant with Adrian Beck
174,200        $129,965.00               Indirect / J. Partners, L.P.5
35,664         $142,656.00               Indirect / Josephthal & Co. Inc.6
7,000          $17,864.50                Indirect / J. Partners, L.P.7
5,000          $10,000.00                Direct / Dan Purjes3
44,000         $126,830.00               Indirect / J. Partners, L.P.
100,000        $275,750.00               Indirect / J. Partners, L.P.
25,000         $67,457.50                Direct / Dan Purjes
71,000         $201,107.50               Direct / Dan Purjes
10,000         $27,084.60                Indirect /UGMA Lianna Purjes1
2,000          $5,643.60                 Indirect / Sugarhouse Follies
50,000         $134,875.00               Direct / Dan Purjes2
1,000          $5,330.00                 Indirect / J. Partners, L.P.
5,000          $25,850.00                Indirect / J. Partners, L.P.
5,000          $26,650.00                Indirect / J. Partners, L.P.
2,000          $10,890.00                Indirect / J. Partners, L.P.
2,000          $10,535.00                Indirect / J. Partners, L.P.
3,000          $15,990.00                Indirect / J. Partners, L.P.
14,000         $73,229.80                Indirect / J. Partners, L.P.
1,000          $5,445.00                 Indirect / J. Partners, L.P.
28,800         $160,416.00               Indirect / J. Partners, L.P.
30,600         $192,911.58               Indirect / J. Partners, L.P.
14,000         $93,917.40                Indirect / J. Partners, L.P.
4,000          $24,163.50                Indirect / J. Partners, L.P.
8,100          $49,617.36                Indirect / J. Partners, L.P.
500            $2,915.00                 Indirect / J. Partners, L.P.
5,000          $29,150.00                Indirect / J. Partners, L.P.


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CUSIP NO. M75165106                   13D                            Page 4 of 8

2,000          $11,160.00                Indirect / J. Partners, L.P.
6,000          $39,994.80                Direct / Dan Purjes
10,000         $105,000.00               Indirect / J. Partners, L.P.
15,000         $179,793.75               Indirect / J. Partners, L.P.
5,000          $58,175.00                Direct / Dan Purjes
5,000          $78,525.00                Indirect / J. Partners, L.P.
5,000          $67,018.83                Direct / Dan Purjes
1,000          $14,580.00                Indirect / J. Partners, L.P.
3,000          $41,290.00                Direct / Dan Purjes
5,000          $67,275.00                Indirect / J. Partners, L.P.
2,000          $24,549.60                Indirect / Sugarhouse Follies
7,000          $86,168.35                Indirect / J. Partners, L.P.
3,000          $50,290.00                Direct / Dan Purjes
3,000          $49,614.90                Indirect / J. Partners, L.P.
2,000          $28,910.00                Indirect / J. Partners, L.P.
2,000          $29,160.00                Indirect / J. Partners, L.P.
1,000          $14,528.95                Direct/Dan Purjes2
10,700         $161,837.50               Indirect / J. Partners, L.P.
60             $963.95                   Indirect / Edna Purjes &
                                         Pablita Wright JTWROS
1,000          $14,392.50                Indirect / J. Partners, L.P.
2,000          $28,660.00                Indirect / J. Partners, L.P.
3,000          $40,740.00                Indirect / J. Partners, L.P.
250,000        $312,500.00               Direct/ Dan Purjes8
10,000         $27,500.00                Direct/ Dan Purjes9
320,000        $320,000.00               Direct10
84,119         N/A                       Direct11

-------------------

1 There are 30,000 Ordinary Shares in the aggregate, of NUR held by Dan Purjes's minor children. Dan Purjes does not have beneficial ownership of the 15,000 Ordinary Shares held by his former spouse as custodian for Mr. Purjes's son in a uniform gift to minors act account.

2 These  Ordinary  Shares are held by Dan Purjes in his profit  sharing  plan.

3 These Ordinary Shares were originally purchased in the name of Dan Purjes and on March 12, 1999 were transferred to WBMI, L.L.C., a Delaware limited liability Company of which Dan Purjes owns all of the interests. On June 13, 2000, all these Ordinary Shares were transferred to Dan Purjes.

4 Includes 2,500,000 Ordinary Shares that were acquired by WBM, L.L.C. ("WBM") and Dan Purjes pursuant to a default on a $2,500,000 personal loan made to Moshe Nuri, one of the founders of NUR. WBM is a Delaware limited liability company of which Dan Purjes owns a controlling interest and is the managing member. Also includes 80,000 Ordinary Shares that Mr. Purjes purchased from WBM in a private transaction in January 1999. On June 13, 2000, all these Ordinary Shares were transferred to Dan Purjes.

5 Includes 88,000 Ordinary Shares originally purchased and held in the name of Dan Purjes and subsequently deposited into J. Partners, L.P. Also includes 86,200 Ordinary Shares deposited into J. Partners, L.P. by clients of Dan Purjes and Josephthal. J. Partners, L.P. is a Delaware partnership of which Dan Purjes owns 100% of the equity of the general partner and is also a limited partner.

6 These 35,664 Ordinary Shares are held by Josephthal, of which Dan Purjes is indirect controlling shareholder.

7 J. Partners, L.P. is a Delaware limited partnership of which Dan Purjes owns 100% of the equity of the general partner, J. Partners, Inc.

8 Represents 250,000 Ordinary Shares issued to Dan Purjes upon his exercise of 250,000 five year stock options, at an exercise price of $1.25 per Ordinary Share, issued to Dan Purjes for services as a director in November 1997.

9 Represents 10,000 Ordinary Shares issued to Dan Purjes upon his exercise of 10,000 five year stock options, at an exercise price of $2.75 per Ordinary Share, issued to Dan Purjes for services as a director in October 1998.

10 Represents 320,000 Ordinary Shares issued to Dan Purjes upon his exercise of 320,000 five year warrants, at an exercise price of $1.00 per Ordinary Share, issued in December 1997, as compensation for services in connection with a private placement of the Company's securities. 5,000 of such warrants were originally issued to another individual and were subsequently purchased by Dan Purjes in a private transaction. 10,000 of such warrants were originally issued to another entity and subsequently purchased by Dan Purjes in a private transaction.


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CUSIP NO. M75165106                   13D                            Page 5 of 8

11 Represents 84,119 Ordinary Shares issuable upon exercise of 84,119 five year warrants, at an exercise price of $7.20 per Ordinary Share, issued in October 1995, as compensation for services in connection with the Company's initial public offering.

Item 4. Purpose of Transaction.

      Dan Purjes entered into a Shareholders Agreement dated as of August 18, 1999 which became effective on September 1, 1999 (the "Shareholders Agreement") with Isal Amlat Investment Ltd. ("Isal"), whereby concurrently with the execution of the Shareholders Agreement, Isal, together with Dovrat & Co. Ltd. ("Dovrat") was to execute a Share and Warrant Purchase Agreement with NUR Macroprinters Ltd. ("NUR") whereby Isal and Dovrat purchased an aggregate of 600,000 Ordinary Shares of NUR and Warrants exercisable into an aggregate of 150,000 Ordinary Shares. Pursuant to the Shareholders Agreement, Dan Purjes agreed to exercise the voting power of the NUR Ordinary Shares held or controlled by him with respect to the appointment of one member, to be designated by Isal, to the Board of Directors of NUR and to grant Isal certain co-sale rights upon the sale of Ordinary Shares held by Dan Purjes. The Shareholders Agreement shall terminate at such time when (i) Isal shall hold Ordinary Shares representing less than 4% of NUR's issued share capital, and/or
(ii) the aggregate number of Ordinary Shares held or controlled by Dan Purjes (not including any warrants or options held by Dan Purjes) shall be equal to or less than 20% of NUR's issued share capital. For purposes of the Shareholders Agreement, in determining the number of Ordinary Shares owned, warrants shall be considered exercised.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate of 4,582,023 Ordinary Shares of NUR are beneficially held by Mr. Purjes, constituting 37.9% of the outstanding Ordinary Shares of NUR based upon 12,003,073 Ordinary Shares outstanding as of April 5, 2000, as set forth in the Company's Annual Report on Form 20-F dated May 5, 2000, Commission File No. 0-26498.

(b) Mr. Purjes owns 4,034,099 Ordinary Shares of NUR which he holds the sole power to vote and the sole power to dispose of or direct the disposition. Mr. Purjes owns 547,924 Ordinary Shares of NUR with respect to which he holds the shared power to vote and the shared power to dispose of or to direct the disposition.

(c) There were 21 transactions since the filing of Amendment No. 1 to Schedule 13D as follows:

      J. Partners, L.P. purchased 10,000 Ordinary Shares for an aggregate purchase price of $105,000 in the open market on January 5, 2000.


      Dan Purjes and Mary Vitullo, Joint Tenants, sold 3,000 Ordinary Shares for an aggregate sale price of $34,256.75 in the open market on January 11, 2000.

      J. Partners, L.P. purchased 15,000 Ordinary Shares for an aggregate purchase price of $179,793.75 in the open market on January 19, 2000.


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CUSIP NO. M75165106                   13D                            Page 6 of 8


      Dan Purjes purchased 5,000 Ordinary Shares for an aggregate purchase price of $58,175 in the open market on January 28, 2000.

      J. Partners, L.P. purchased 5,000 Ordinary Shares for an aggregate purchase price of $78,525 in the open market on February 16, 2000.

      Dan Purjes purchased 5,000 Ordinary Shares for an aggregate purchase price of $67,018.83 in the open market on April 3, 2000.

      J. Partners, L.P. purchased 1,000 Ordinary Shares for an aggregate purchase price of $14,580 in the open market on April 11, 2000.

      Dan Purjes purchased 3,000 Ordinary Shares for an aggregate purchase price of $41,290 in the open market on April 12, 2000.

      J. Partners, L.P. purchased 5,000 Ordinary Shares for an aggregate purchase price of $67,275 in the open market on April 13, 2000.

      J. Partners, L.P. purchased 7,000 Ordinary Shares for an aggregate purchase price of $24,549.60 in the open market on April 14, 2000.

      Sugarhouse Follies purchased 2,000 Ordinary Shares for an aggregate purchase price of $86,168.35 in the open market on April 14, 2000.

      Dan Purjes purchased 3,000 Ordinary Shares for an aggregate purchase price of $50,290 in the open market on May 18, 2000.

      J. Partners, L.P. purchased 2,000 Ordinary Shares for an aggregate purchase price of $49,614.90 in the open market on May 18, 2000.

      J. Partners, L.P. purchased 2,000 Ordinary Shares for an aggregate purchase price of $28,910 in the open market on May 24, 2000.

      J. Partners, L.P. purchased 2,000 Ordinary Shares for an aggregate purchase price of $29,160 in the open market on May 26, 2000.

      Dan Purjes Profit Sharing Plan purchased 1,000 Ordinary Shares for an aggregate purchase price of $14,528.95 in the open market on May 30, 2000.

      J. Partners, L.P. purchased 10,700 Ordinary Shares for an aggregate purchase price of $161,837.50 in the open market on May 31, 2000.

      Edna Purjes and Pablita Wright JWTWROS, purchased 60 Ordinary Shares for an aggregate purchase price of $963.95 in the open market on June 9, 2000.

      J. Partners, L.P. purchased 1,000 Ordinary Shares for an aggregate purchase price of $14,392.50 in the open market on July 6, 2000.

CUSIP NO. M75165106                   13D                            Page 7 of 8

      J. Partners, L.P. purchased 2,000 Ordinary Shares for an aggregate purchase price of $28,660 in the open market on July 7, 2000.

      J. Partners, L.P. purchased 3,000 Ordinary Shares for an aggregate purchase price of $40,740 in the open market on September 26, 2000.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship With respect to Securities of the Issuer.

        None.

Item 7. Materials to be Filed as Exhibits.

        None.


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CUSIP NO. M75165106                   13D                            Page 8 of 8


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

DATED: September 29, 2000



                                          /s/ Dan Purjes
                                          ----------------------
                                          Dan Purjes